Filed Pursuant to General

Instruction II.L of Form F-10

File No. 333-292714

PROSPECTUS SUPPLEMENT

(to the Short Form Base Shelf Prospectus dated January 13, 2026)

New Issue	April 17, 2026

ISOENERGY LTD.

Up to $50,000,000 of Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated January 13, 2026 (the “Base Shelf Prospectus”), qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) of IsoEnergy Ltd. (the “Company” or “IsoEnergy”) having an aggregate sale price of up to $50,000,000 (or its equivalent in other currencies).

IsoEnergy has entered into an equity distribution agreement dated April 17, 2026 (the “Distribution Agreement”) with Virtu Canada Corp. (the “Canadian Agent”) and Virtu Americas LLC (the “U.S. Agent”, and together with the Canadian Agent, the “Agents”) pursuant to which the Company may distribute up to $50,000,000 (or its equivalent in other currencies) of Offered Shares in the Offering from time to time through or to the Agents, as agents or principals, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States pursuant to the Company’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”), of which this Prospectus Supplement and the Base Shelf Prospectus form a part.

The outstanding common shares in the capital of IsoEnergy (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ISO” and listed on the NYSE American LLC (the “NYSE American”) under the symbol “ISOU”. On April 16, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSX was $16.83 and on the NYSE American was US$12.20. The TSX has conditionally approved, and the NYSE American has authorized, the listing of the Offered Shares. Listing of the Offered Shares on the TSX will be subject to the Company fulfilling all of the applicable listing requirements of the TSX.

Sales of Offered Shares, if any, under this Prospectus Supplement and the Base Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), involving sales made directly on the TSX, NYSE American or on any other trading market for the Common Shares in Canada or the United States. The Agents may also sell the Offered Shares by any other method agreed by the Company and the applicable Agent and permitted by applicable law, including, without limitation, as block transactions. The Offered Shares will be distributed at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the amount set out above, or none at all. The Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

IsoEnergy will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall be equal to 1.0% of the gross sales price for such Offered Shares sold, provided however, that the Company shall not be obligated to pay the Agents any commission on any Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Offered Shares. No underwriter of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of Offered Shares that would result in the underwriter creating an over-allocation position in the Offered Shares. See “Plan of Distribution”.

The Company is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada to prepare the Base Shelf Prospectus and this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company has prepared its financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As a result, they may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding and disposition of the Offered Shares may have tax consequences in Canada, the United States or elsewhere depending on each particular investor’s specific circumstances. Such consequences, including for investors who are residents in Canada or the United States, may not be fully described herein. Prospective investors should consult their own tax and other professional advisors with respect to such tax considerations. See “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Investors who are not residents of either Canada or the United States for tax purposes should consult their own tax advisors concerning the consequences to them of acquiring Offered Shares under the Offering.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is organized under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and in the Base Shelf Prospectus may be residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside of the United States. See “Enforcement of Certain Civil Liabilities”.

An investment in Offered Shares is highly speculative and is subject to a number of risks that should be carefully considered by a prospective investor. Prospective investors should carefully review this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, and the risk factors set out in each such document and herein before purchasing the Offered Shares. The risk factors identified under the heading “Cautionary Note Regarding Forward-Looking Statements” herein and the risk factors identified under the heading “Risk Factors” in the following documents: the Base Shelf Prospectus; this Prospectus Supplement; the Annual MD&A (as defined below); and in the Annual Information Form (as defined below) should be carefully reviewed and evaluated by prospective purchasers before making an investment decision. It is important for investors to consider the particular risk factors that may affect the industry in which they are investing. An investment in Offered Shares is suitable for only those investors who are willing to risk a loss of their entire investment.

The registered and head office of IsoEnergy is located at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Certain of the Company’s operations and assets are located outside of Canada, and certain of the Company’s officers, directors and shareholders reside outside of Canada. Leigh Curyer and Chrisopher McFadden, each a director of the Company, and Dean T. Wilton and Mark B. Mathisen, each a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) reside outside of Canada. Each of Leigh Curyer, Christopher McFadden and Dean T. Wilton have appointed IsoEnergy, 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2 as their agent for service of process in Canada. Mark B. Mathisen has appointed SLR Consulting (Canada) Ltd., 55 University Ave., Suite 501, Toronto, Ontario M5J 2H7 as his agent for service of process in Canada. Although each of the aforementioned individuals has appointed an agent for service of process in Canada, purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against these individuals. See “Risk Factors”.

All dollar amounts in this Prospectus Supplement and the Base Shelf Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

GENERAL MATTERS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and supplements information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of this Offering. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference herein or therein, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the Base Shelf Prospectus together.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. Neither the Company nor the Agents have authorized any other person to provide prospective investors with different information. If a prospective investor is provided with different or inconsistent information, the prospective investor should not rely on such information. The information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the date of this Prospectus Supplement, the Base Shelf Prospectus, or the respective dates of the documents incorporated by reference herein and therein as the case may be. If the information varies between this Prospectus Supplement and the Base Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Base Shelf Prospectus. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the Base Shelf Prospectus, as applicable. The information contained on the Company’s corporate website is not included or incorporated by reference in this Prospectus Supplement and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares. The Offered Shares being offered for sale under this Prospectus Supplement may only be sold in those jurisdictions in which offers and sales of such securities are permitted. Neither the Company nor the Agents are making an offer to sell in any jurisdiction where an offer or sale is not permitted by applicable law. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Information contained in this Prospectus Supplement should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection therewith.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to the “Company”, “IsoEnergy”, “we”, “us” and “our” refers to IsoEnergy Ltd. and/or, as applicable, one or more of its subsidiaries.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities legislation (collectively, “forward-looking information”). Forward-looking information is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “believe”, “likely”, “may”, “would”, “will”, “could”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate”, “project”, “continue”, “plan”, “aim” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The Company has based this forward-looking information on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, as the case may be. Such forward-looking information is made as of the date of this Prospectus Supplement, or in the case of the Base Shelf Prospectus or the documents incorporated by reference herein or therein, as of the date of each such document.

Forward-looking information in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to: the completion of the Offering; the aggregate amount of proceeds that the Company may receive pursuant to the Offering; the expected use of net proceeds from the Offering, if any, which ultimately remains subject to the Company’s discretion; the expected receipt of TSX approval for listing of the Offered Shares; the potential for, success of and anticipated timing of commencement of future commercial production at IsoEnergy’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production; increased demand for nuclear power and uranium and the expected impact on the price of uranium; the Company’s future prospects and outlook; the Company’s planned exploration and development activities and the anticipated success of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Larocque East Property (as defined below) and the Tony M Mine (as defined below); the Company’s results of operations, performance and business developments; regulation of mining operations and environmental risks and the implementation of policies and other measures to ensure compliance therewith; regulation of the nuclear energy industry; the Company’s plan to acquire additional uranium projects, including completion of the acquisition of Toro Energy Ltd.; the Company’s expectations regarding the announcement of results from its exploration programs; the competitive and business strategies of the Company; expectations with respect to the renewal and/or extension of the Company’s permits and licences; the Company’s ability to continue to attract, develop, motivate and retain personnel; the Company’s competitive conditions and expectations regarding competition, including pricing and demand expectations and the regulatory environment in which the Company operates; anticipated trends and challenges in the Company’s business and the markets and jurisdictions in which the Company operates; and other events or conditions that may occur in the future.

Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements: assumptions that the Company will complete the Offering on the terms contemplated; that the Company will obtain TSX approval for the listing of the Offered Shares; assumptions regarding the use of proceeds from the Offering; the anticipated mineralization of IsoEnergy’s projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct IsoEnergy’s planned activities will be available on reasonable terms and in a timely manner.

Forward-looking information represents the current views of the Company with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the Company having no history of mineral production; negative operating cash flow and dependence on third-party financing; the price of uranium; public acceptance of nuclear energy; regulatory factors and international trade restrictions; uranium competing with other viable energy sources; mineral tenure risks; risks related to acquisitions and integration; risks related to option agreements that the Company may enter into; exploration, development and operating risks; risks associated with the uncertainty of exploration results and estimates and that the mineral resource potential will be achieved on exploration projects; the Company having no mineral reserves; permitting risks; risks related to there being a limited number of potential customers for the Company’s products; risks related to the economics of developing mineral properties and the development of new mines; health, safety and environmental risks and hazards; foreign operations and political risks; risks related to significant shareholders; risks related to the market price of the Common Shares; risks related to the Company’s operations in the State of Virginia; risks related to community relations; risks related to First Nations title claims and Aboriginal heritage issues; risks related to non-governmental organizations; the availability and costs of infrastructure, energy and other commodities; insurance and uninsured risks; competition risks; risks associated with tax matters; risks related to foreign mining tax regimes; risks relating to potential litigation; nature and climatic conditions, and risks related to changes in climatic conditions due to climate change; information technology risks; risks relating to the dependence of the Company on outside parties and key management personnel; conflicts of interest; risks related to disclosure and internal controls; risks related to global financial conditions; risks related to the Offering; risks related to a loss of investment; risks related to the dilutive effects of the Offering on holders of Common Shares; risks related to dividends; risks related to the use of proceeds from the Offering; and other risks and uncertainties listed in the “Risk Factors” section of this Prospectus Supplement and the Base Shelf Prospectus and those listed in the documents incorporated by reference herein and therein.

Readers are cautioned that the above list of factors is not exhaustive. A number of other factors could cause actual events, performance or results to differ materially from what is projected in forward-looking information. For additional risk factors that could cause results to differ materially from forward-looking information, see the section entitled “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus and those listed in the documents incorporated by reference herein and therein filed with the securities regulators and available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The purpose of forward-looking information is to provide the reader with a description of management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition, and such forward-looking information may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus or in any document incorporated by reference herein. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct. Investors are cautioned not to put undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus Supplement, including the Base Shelf Prospectus and the Annual Information Form, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding the Offered Shares.

Additional information is contained in the Company’s filings with Canadian securities regulators. These filings are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR+ and EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Base Shelf Prospectus.

CAUTIONARY STATEMENT ON MINERAL RESOURCE ESTIMATES

Unless otherwise indicated, all mineral resource estimates included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves. In particular, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The mineral resource figures referred to in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated herein and therein by reference are estimates and no assurances can be given that the indicated levels of uranium and vanadium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESOURCE ESTIMATES

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian NI 43-101 and the CIM Standards adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. See “Glossary of Terms and Units” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement and the documents incorporated by reference herein.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus Supplement contains references to Canadian and United States dollars. Unless otherwise indicated, all dollar amounts referenced, are expressed in Canadian dollars. References to “$” are to Canadian dollars and references to “US$” are to United States dollars. The following table shows, for the years indicated, certain information regarding the Canadian dollar/United States dollar exchange rate. The information is based on the daily average exchange rate as reported by the Bank of Canada. Such exchange rate on April 16, 2026 was US$1.00 = $1.3710 (or $1.00 = US$0.7294).

	Year ended December 31
	2025	2024
High	$1.4603	$1.4416
Low	$1.3558	$1.3316
Average	$1.3978	$1.3698
Closing	$1.3706	$1.4389

THIRD PARTY INFORMATION

This Prospectus Supplement includes, or incorporates by reference, market, industry and economic data which was obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, none of the Company nor the Agents has independently verified any of the data from third party sources referred to in this Prospectus Supplement, or analyzed or verified the assumption relied upon by such sources. The Company believes that its market, industry and economic data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market, industry and economic data used throughout this Prospectus Supplement are not guaranteed and neither the Company nor the Agents makes any representation as to the accuracy of such information.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The historical financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ from United States generally accepted accounting principles.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and Borden Ladner Gervais LLP, Canadian counsel to the Agents, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force as of the date hereof, the Offered Shares offered hereby, if issued on the date hereof, would be, on such date, “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, a “registered education savings plan”, a “registered retirement income fund”, a “registered disability savings plan”, a “tax-free savings account” or a “first home savings account”, (each, a “Registered Plan”), or a “deferred profit sharing plan”, each as defined in the Tax Act, provided that, at the time of their acquisition by the Registered Plan the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and NYSE American) or the Company otherwise qualifies as a “public corporation” other than a “mortgage investment corporation”, each as defined in the Tax Act.

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a Registered Plan, if an Offered Share is a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the annuitant, subscriber or holder of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. However, the Offered Shares generally will not be a prohibited investment for a Registered Plan provided that the annuitant, subscriber or holder, as the case may be, of the Registered Plan: (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Offered Shares will generally not be a “prohibited investment” if they are “excluded property” (as defined in the Tax Act) for a Registered Plan. Prospective purchasers who intend to hold Offered Shares in a Registered Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purpose of the Offering.

Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the CFO of the Company at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, telephone (306) 653-6255, and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement or in the Base Shelf Prospectus except as specifically set out herein.

The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the annual information form of the Company for the year ended December 31, 2025, dated February 26, 2026 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024, and related notes thereto, together with the independent auditors’ report thereon;

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2025 and 2024 (the “Annual MD&A”);

(d)	the Company’s management information circular dated May 9, 2025 in respect of the annual general meeting of shareholders of the Company held on June 25, 2025; and

(e)	the material change report of the Company dated January 29, 2026 relating to the announcement and closing of the January Offering (as defined herein).

Any document of the types referred to above or described in Section 11.1 of Form 44-101F1 – Short Form Prospectus of the Canadian Securities Administrators (other than any confidential material change report, if any) subsequently filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the distribution under the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement.

If the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the accompanying Base Shelf Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ at www.sedarplus.ca (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus for the purposes of the Offering.

Documents that the Company files with, or furnishes to, the SEC or similar authorities in Canada which are in the Company’s reports on Form 6-K or annual reports on Form 40-F under the Exchange Act, in each case on or after the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document. The Company’s current reports on Form 6-K and its annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, as applicable.

When the Company files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Offered Shares hereunder. Upon a management information circular in connection with an annual meeting being filed by the Company with the appropriate securities regulatory authorities during the currency of this Prospectus Supplement, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Offered Shares hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Distribution Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of KPMG LLP; (4) the consent of Cassels Brock & Blackwell LLP; (5) the consent of Borden Ladner Gervais LLP; (6) powers of attorney from certain of the Company’s directors and officers (included in the Registration Statement); and (7) the consents of the “qualified persons” referred to in the Base Shelf Prospectus or in this Prospectus Supplement.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a Canadian foreign private issuer reporting under the MJDS, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC are available on EDGAR, accessible at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Offered Shares. This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company, the Offering and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement and the Base Shelf Prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the documents filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

ISOENERGY LTD.

General

The Company was formed by way of an amalgamation completed on October 12, 2016 between a company also called “IsoEnergy Ltd.” (“Old IsoEnergy”) and 1089338 B.C. Ltd. (then a wholly owned subsidiary of NexGen Energy Ltd. (“NexGen”)), pursuant to section 269 of the Business Corporations Act (British Columbia) (“BCBCA”).

Old IsoEnergy was incorporated on February 2, 2016 under the BCBCA as a wholly-owned subsidiary of NexGen to acquire certain exploration assets of NexGen. NexGen is a Canadian based uranium exploration company focused on the advancement of its Rook 1 Project in the Athabasca Basin, Saskatchewan. As of the date hereof, NexGen holds approximately 29.9% of the outstanding Common Shares of IsoEnergy.

On December 5, 2023, IsoEnergy completed the acquisition of all of the issued and outstanding shares of Consolidated Uranium Inc. (“CUR”) not already held by IsoEnergy pursuant to a plan of arrangement (the “CUR Arrangement”) under the Business Corporations Act (Ontario). As a result of the CUR Arrangement, CUR became a wholly-owned subsidiary of IsoEnergy.

Effective June 20, 2024, the Company filed articles of continuance to continue from the Province of British Columbia into the Province of Ontario. Shareholders of the Company approved the continuance at the Company’s annual general and special meeting of shareholders of the Company held on May 22, 2024.

Effective March 20, 2025, the Company filed articles of amendment to effect the consolidation (the “Consolidation”) of the issued and outstanding Common Shares on the basis of one post-Consolidation Common Share for every four pre-Consolidation Common Shares. The Consolidation was approved at the special meeting of shareholders of the Company held on December 3, 2024.

Summary of the Business

IsoEnergy is a globally diversified uranium company with near-term production, development and exploration projects in top-tier jurisdictions, anchored by the world’s highest grade published indicated uranium resource located in Canada’s Athabasca Basin and fully-permitted, conventional uranium mines in the U.S. ready for restart. The principal business activity of IsoEnergy has been, and continues to be, the acquisition, exploration and evaluation of uranium mineral properties.

The Company has acquired uranium projects in Canada, the United States and Australia, many with significant past expenditures and attractive characteristics for development.

The Company’s portfolio includes, among others: (i) the Larocque East property, located in Saskatchewan, Canada (the “Larocque East Property”); (ii) the Hawk property, located in Saskatchewan, Canada; (iii) the East Rim project, located in Saskatchewan, Canada; (iv) the Tony M mine, located in Utah, USA (the “Tony M Mine”); (v) the Daneros mine, located in Utah, USA; (vi) the RIM mine, located in Utah, USA; (vii) the Sage plain property located in Utah, USA; (viii) the Coles Hill project located in Virginia, USA; (ix) the Matoush project located in Quebec, Canada; (x) the Dieter Lake project located in Quebec, Canada; (xi) the Milo Uranium, Copper, Gold, Rare Earth project located in Australia; (xii) the Ben Lomond uranium project located in Australia (xiii) the Queensland projects, located in Australia; and (xiv) the Yarranna uranium project, located in Australia. In addition, through a joint venture with Purepoint Uranium Group Inc., the Company owns a 50% interest in 10 uranium projects spanning over 98,000 hectares in the eastern Athabasca Basin, located in Saskatchewan, Canada.

The Company’s current material properties are the Larocque East Property and the Tony M Mine, each of which is the subject of a technical report prepared in accordance with NI 43-101. The NI 43-101 technical report in respect of the Larocque East Property is entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada”, as amended, dated August 4, 2022, with an effective date of July 8, 2022 (the “Larocque East Technical Report”), authored by Mr. Mark B. Mathisen, C.P.G., of SLR Consulting (Canada) Ltd. (“SLR”). The NI 43-101 technical report in respect of the Tony M Mine is entitled “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” dated December 8, 2022, with an effective date of September 9, 2022 (the “Tony M Technical Report”), authored by Mark B. Mathisen, C.P.G. of SLR. The Larocque East Technical Report and the Tony M Technical Report are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

For a more detailed description of the business of the Company, including with respect to the Company’s material mineral properties, prospective investors should refer to the Company’s Annual Information Form and other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Intercorporate Relationships

For a chart setting out the organizational structure of IsoEnergy and each of its material subsidiaries, as well as the percentage of ownership and jurisdiction of incorporation of each such material subsidiary, see “Intercorporate Relationships” in the Base Shelf Prospectus.

Recent Developments

On January 27, 2026, the Company closed a bought deal financing (the “January Offering”), pursuant to which the Company sold 3,833,410 Common Shares at a price of $15.00 per Common Share for gross proceeds of $57,501,150, which included the full exercise of the underwriters’ over-allotment option. Concurrently, the Company also closed a non-brokered private placement (the “January Concurrent Private Placement”) pursuant to which the Company issued 1,666,667 Common Shares at a price of $15.00 per Common Share to NexGen for gross proceeds of $25,000,005.

CONSOLIDATED CAPITALIZATION

Except for the changes to share capital as described under “Prior Sales”, there have been no material changes in the Company’s share or loan capital, on a consolidated basis, since the date of the Annual Financial Statements. As a result of the Offering, the shareholders’ equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares distributed under the Offering.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The authorized share capital of the Company consists of an unlimited number of Common Shares. On April 16, 2026, the last trading day prior to the date of this Prospectus Supplement, there were an aggregate of 60,603,932 Common Shares issued and outstanding. For a description of the terms and provisions of the Common Shares, see “Description of Securities – Common Shares” in the Base Shelf Prospectus.

PRIOR SALES

The following table sets forth information in respect of issuances of Common Shares and securities that are convertible or exchangeable into Common Shares during the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
May 29, 2025	2.36	13,647 Common Shares	Exercise of Options
June 3, 2025	2.36	54,590 Common Shares	Exercise of Options
June 24, 2025	10.00	5,121,500 Common Shares	Closing of June Offering(1)
June 26, 2025	12.00	16,666 Common Shares	Bulyea River Acquisition(2)
June 30, 2025	10.00	11,968 Common Shares	Interest payment on Convertible Debentures(3)
July 24, 2025	4.76	75,000 Common Shares	Exercise of Options
August 1, 2025	3.52	1,079,759 Common Shares	Conversion of 2020 Debentures(4)
August 5, 2025	4.04	6,823 Common Shares	Exercise of Options
August 7, 2025	8.33	115,491 Common Shares	Conversion of 2020 Debentures(4)
August 11, 2025	9.78	741,875 Stock Options	Grant of Options
September 9, 2025	10.44	20,000 Common Shares	Exercise of Options
September 19, 2025	4.20	10,235 Common Shares	Exercise of Options

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
September 19, 2025	12.24	75,000 Common Shares	Exercise of Options
September 23, 2025	12.64	41,667 Common Shares	Exercise of Options
October 7, 2025	11.88	10,000 Common Shares	Exercise of Options
October 7, 2025	10.44	11,250 Common Shares	Exercise of Options
October 8, 2025	12.64	2,250 Common Shares	Exercise of Options
October 8, 2025	11.72	2,500 Common Shares	Exercise of Options
October 14, 2025	13.88	18,750 Common Shares	Exercise of Options
October 14, 2025	14.20	3,333 Common Shares	Exercise of Options
October 14, 2025	4.20	5,459 Common Shares	Exercise of Options
October 15, 2025	4.20	20,471 Common Shares	Exercise of Options
December 22, 2025	11.83	87,500 Restricted Share Units	Grant of Restricted Share Units
December 22, 2025	11.04	29,167 Common Shares	Vesting of Restricted Share Units
December 30, 2025	11.58	100,000 Common Shares	Acquisition of PUR Securities(5)
December 31, 2025	11.92	5,793 Common Shares	Interest payment on 2022 Convertible Debentures(3)
January 2, 2026	13.78	706,375 Options	Grant of Options
January 2, 2026	11.24	6,250 Common Shares	Exercise of Options
January 2, 2026	11.88	12,500 Common Shares	Exercise of Options
January 2, 2026	10.44	11,250 Common Shares	Exercise of Options
January 5, 2026	11.88	1,250 Common Shares	Exercise of Options
January 5, 2026	10.44	3,333 Common Shares	Exercise of Options
January 5, 2026	12.64	2,417 Common Shares	Exercise of Options
January 5, 2026	11.72	3,334 Common Shares	Exercise of Options
January 5, 2026	9.78	1,667 Common Shares	Exercise of Options
January 6, 2026	11.88	625 Common Shares	Exercise of Options
January 6, 2026	10.44	1,666 Common Shares	Exercise of Options
January 6, 2026	12.64	4,417 Common Shares	Exercise of Options
January 6, 2026	11.72	3,500 Common Shares	Exercise of Options
January 6, 2026	9.78	3,125 Common Shares	Exercise of Options
January 6, 2026	13.88	6,250 Common Shares	Exercise of Options
January 8, 2026	11.72	6,000 Common Shares	Exercise of Options
January 8, 2026	9.78	3,000 Common Shares	Exercise of Options
January 13, 2026	13.88	6,250 Common Shares	Exercise of Options
January 13, 2026	11.88	5,000 Common Shares	Exercise of Options
January 13, 2026	10.44	5,625 Common Shares	Exercise of Options
January 13, 2026	14.20	2,500 Common Shares	Exercise of Options
January 16, 2026	12.44	10,235 Common Shares	Exercise of Options

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
January 20, 2026	13.88	2,083 Common Shares	Exercise of Options
January 20, 2026	14.20	3,750 Common Shares	Exercise of Options
January 20, 2026	13.78	1,667 Common Shares	Exercise of Options
January 27, 2026	15.00	3,833,410 Common Shares	Closing of January Offering
January 27, 2026	15.00	1,666,667 Common Shares	Closing of January Concurrent Private Placement
January 28, 2026	9.78	1,000 Common Shares	Exercise of Options
January 28, 2026	10.44	2,000 Common Shares	Exercise of Options
January 28, 2026	11.88	2,000 Common Shares	Exercise of Options
January 28, 2026	13.88	2,000 Common Shares	Exercise of Options
January 28, 2026	15.96	12,500 Common Shares	Exercise of Options
March 18, 2026	12.44	10,235 Common Shares	Exercise of Options
March 19, 2026	12.44	20,235 Common Shares	Exercise of Options
March 25, 2026	12.44	17,295 Common Shares	Exercise of Options

(1)	On June 24, 2025, IsoEnergy completed a “bought deal” prospectus offering of 5,121,500 Common Shares at a price of $10.00 per Common Share for gross proceeds of $51,215,000, which included the partial exercise of the underwriters’ over-allotment option (the “June Offering”).
(2)	On June 26, 2025, IsoEnergy issued 16,666 Common Shares to Critical Path Minerals Corp. in satisfaction of the first-anniversary payment owing pursuant to the terms of the purchase agreement dated June 27, 2024 whereby IsoEnergy acquired a 100% interest in the Bulyea River property (the “Bulyea River Acquisition”).
(3)	On August 18, 2020, IsoEnergy issued US$6 million principal amount of unsecured convertible debentures with an 8.5% coupon and a five-year term, which are convertible into Common Shares at a conversion price of $3.52 per Common Share (the “2020 Convertible Debentures”) and on December 6, 2022, IsoEnergy issued US$4 million principal amount of unsecured convertible debentures with a 10% coupon and a five-year term, which are convertible into Common Shares at a conversion price of $17.32 per Common Share (the “2022 Convertible Debentures” and together with the 2020 Convertible Debentures, the “Convertible Debentures”). See “Description of Capital Structure – Debentures” in the Annual Information Form for additional details regarding the terms of the Convertible Debentures. On January 27, 2025, IsoEnergy received a conversion notice for the conversion of US$3 million principal amount of the 2020 Convertible Debentures (the “January Conversion”). Following completion of the January Conversion, there remained US$3 million principal amount of the 2020 Convertible Debentures outstanding.
(4)	On August 1, 2025, IsoEnergy received a conversion notice for the conversion of US$3 million principal amount of the 2020 Convertible Debentures (the “August Conversion”). Following completion of the August Conversion, the 2020 Convertible Debentures have been fully repaid.
(5)	On December 29, 2025, IsoEnergy completed the acquisition of 2,135,760 common shares (the “PUR Shares”) of Premier American Uranium Inc. (“PUR”) and 2,708,627 common share purchase warrants of PUR (together with the PUR Shares, the “PUR Securities”) in exchange for the issuance of 100,000 Common Shares pursuant to the terms of a share purchase agreement between IsoEnergy and Sachem Cove Special Opportunities Fund LP.

TRADING PRICES AND VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “ISO” and are also listed on the NYSE American under the symbol “ISOU”. Prior to July 8, 2024, the Common Shares were listed and posted for trading on the TSXV. On July 8, 2024, the Common Shares commenced trading on the TSX and were voluntarily delisted from the TSXV prior to commencement of trading on the TSX. Prior to May 5, 2025, the Common Shares were listed on the OTCQX Venture Market (the “OTCQX”). The Common Shares commenced trading on the NYSE American on May 5, 2025. The following tables set forth information relating to the monthly trading of the Common Shares on the TSX, the OTCQX and the NYSE American, as applicable, for the 12-month period prior to the date of this Prospectus Supplement.

TSX

Month(1)	High	Low	Volume
	($)	($)
April, 2025	9.480	6.790	1,911,189
May, 2025	11.000	8.230	1,728,362
June, 2025	11.360	9.395	2,829,729
July, 2025	10.540	8.770	3,261,991
August, 2025	11.455	8.240	2,769,300
September, 2025	14.500	10.730	4,192,996
October, 2025	15.820	11.630	4,425,625
November, 2025	14.500	10.190	2,435,782
December, 2025	13.750	10.760	3,532,425
January, 2026	18.100	12.410	6,354,644
February, 2026	16.670	12.720	3,751,962
March, 2026	16.660	12.710	8,829,373
April 1-16, 2026	16.840	14.060	1,617,760

OTCQX

Month	High	Low	Volume
	(US$)	(US$)
April, 2025	6.650	4.520	441,687
May 1-5, 2025	6.700	5.720	106,167

NYSE American

Month(1)	High	Low	Volume
	(US$)	(US$)
May 5-31, 2025	8.000	5.720	668,835
June, 2025	8.641	6.780	824,657
July, 2025	7.700	6.350	974,298
August, 2025	8.310	5.940	1,482,338
September, 2025	10.497	7.788	1,516,088
October, 2025	11.500	8.300	2,757,607
November, 2025	10.360	7.190	1,244,159
December, 2025	9.950	7.800	1,203,532
January, 2026	13.580	9.000	2,995,720
February, 2026	12.215	9.330	2,026,356
March, 2026	12.170	9.100	3,599,416
April 1-16, 2026	12.200	10.400	1,418,949

On April 16, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE American, was $16.83 and US$12.20, respectively.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, for general corporate purposes, which may include funding of corporate and project overhead expenses, financing of capital expenditures, repayment of indebtedness, technical studies and exploration in the United States and Australia and additions to working capital. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are (i) ordinary brokers’ transactions on the NYSE American or another U.S. “marketplace”, as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”), (ii) ordinary brokers’ transactions on the TSX that constitute “at-the-market distributions” as defined in NI 44-102, (iii) on another Canadian “marketplace”, as such term is defined in NI 21-101, upon which the Offered Shares are listed, quoted or otherwise traded (together with the U.S. “marketplace”, “marketplaces” and each, a “marketplace”), or (iv) otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to $50,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission equal to 1.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

The Company is in the exploration stage with no source of operating revenue and is dependent upon equity or debt financing to maintain its current operations. The Company had negative cash flow from operating activities for the years ended December 31, 2025 and 2024. The Company anticipates that negative operating cash flows will continue as long as it remains in an exploration and development stage. To the extent that the Company has negative cash flow in any future period, the Company may need to deploy a portion of its existing cash reserves to fund such negative cash flows. The Company expects that the current working capital, as well as funds that the Company anticipates being available from financing activities, including the Offering, will be sufficient to fund current operations and capital requirements for the next 12 months. The Company’s expectations regarding sufficient financial resources to fund the Company’s planned operations and cash requirements for at least 12 months following the date of this Prospectus Supplement is based on expectations and assumptions that reflect management’s intended courses of action for the Company and current expectations for the period covered, given management’s judgment as to the most probable set of conditions. These expectations and assumptions, although considered reasonable by management at the date of this Prospectus Supplement, may prove to be incorrect and may not materialize as expected. Subsequent to the date of this Prospectus Supplement, events and circumstances may occur that were unanticipated or that otherwise impact actual results. Accordingly, there is a significant risk that actual results achieved for this 12-month period will vary from the expected results and that such variations may be material. There is no representation that actual results achieved during this period will be the same in whole or in part as those that are currently expected. Important factors that could cause actual results to vary materially from the anticipated results include those disclosed under “Risk Factors” in the Annual Information Form and the Base Shelf Prospectus. See “Risk Factors – Negative Operating Cash Flow and Dependence on Third-Party Financing”.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents pursuant to which the Company may issue and sell from time to time through or to the Agents, as agents or principals, Offered Shares having an aggregate sale price of up to $50,000,000 (or its equivalent in other currencies) pursuant to instructions provided by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement.

Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE American or on any other trading market for the Offered Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE American or any other trading market for the Offered Shares in Canada or the United States, or if any Offered Shares will be sold.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agent will only sell Offered Shares on Canadian marketplaces and the U.S. Agent will only sell Offered Shares on marketplaces in the United States. The U.S. Agent will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Shares in Canada or sell the Offered Shares on any Canadian marketplace.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an Agent shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company or the applicable Agent suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. The Agents will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission shall be equal to 1.0% of the gross sales price for such Offered Shares sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding the Commission payable to the Agents under the terms of the Distribution Agreement, will be approximately $650,000. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental entity or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of such Offered Shares.

The Agents will provide written confirmation to the Company following close of trading on the trading day on which the Agents have made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number and average price of Offered Shares sold on such day (including the number and average price of Offered Shares sold on the TSX, on the NYSE American or on any other marketplace in Canada or the United States), (ii) the gross proceeds with respect to such sales, (iii) the Commission payable by the Company to the Agents with respect to such sales (which Commission shall be paid in the same currency as the sale of the Offered Shares to which such Commission pertains), and (iv) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis filed on SEDAR+ and with the SEC, for any quarters in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

In connection with the sales of the Offered Shares on the Company’s behalf, the Agents will be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents will be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

No Agent involved in the “at-the-market distribution”, no affiliate of an Agent and no person or company acting jointly or in concert with an Agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of Offered Shares that would result in the Agents creating an over-allocation position in the Offered Shares.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) the issuance and sale of the maximum amount of the Offered Shares subject to the Distribution Agreement, and (ii) the termination of the Distribution Agreement as permitted therein.

The Common Shares are listed and posted for trading on the TSX under the symbol “ISO” and listed for trading on the NYSE American under the symbol “ISOU”. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Company fulfilling all of the requirements of the TSX. The NYSE American has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act that are generally relevant as of the date hereof to a holder that acquires Offered Shares pursuant to the Offering. This summary only applies to a holder of Offered Shares that at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with the Company and the Agents; (b) is not affiliated with the Company or the Agents; and (c) holds, as beneficial owner, Offered Shares as capital property (each such owner in this summary, a “Holder”).

Offered Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds or uses such securities, or is deemed to hold or use such securities, in the course of carrying on a business of trading or dealing in securities or the Holder has acquired or holds or is deemed to have acquired or held such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (d) that makes, or has made, a “functional currency” reporting election under the Tax Act; (e) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (f) that has entered into or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to the Offered Shares; (g) that receives dividends on their Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (h) that is generally exempt from taxation under Part I of the Tax Act. Any such Holder referred to above should consult their own tax advisors with respect to the tax consequences of acquiring the Offered Shares.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement and the Base Shelf Prospectus, the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policies or assessing practices of the CRA, nor does this summary take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. Accordingly, prospective Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to the Offering, having regard to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local, and foreign tax laws.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of Offered Shares (including dividends, adjusted cost base, and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must generally be converted into Canadian dollars based on the rate quoted by the Bank of Canada for the exchange of the foreign currency for Canadian dollars on the date such amounts arise, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder that, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Offered Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years be deemed to be capital property of the Resident Holder. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

Dividends received or deemed to be received on Offered Shares by a Resident Holder who is an individual (including certain trusts) will be included in computing the Resident Holder’s income for the taxation year and will be subject to the gross-up and dividend tax credit rules normally applicable to a “taxable dividend” received from a “taxable Canadian corporation” (each as defined in the Tax Act). Such dividends will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividends are properly designated by the Company as eligible dividends. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

A Resident Holder that is a corporation will include dividends received or deemed to be received on Offered Shares in computing its income for the taxation year and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on their Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Disposition of Offered Shares

A Resident Holder that disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base, determined immediately before the acquisition of such share, of all Common Shares of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year and is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share (or share(s) substituted for such Offered Share) to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as applicable. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” (as defined in the Tax Act) at any time in the year, may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains, and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized or dividends received or deemed to be received by a Resident Holder that is an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not and will not be deemed to use or hold, Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

This portion of the summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Tax Convention (1980), as amended, (the “U.S. Treaty”), is, at all relevant times, a resident of the United States and is a “qualifying person” (within the meaning of the U.S. Treaty) eligible for the full benefits of the U.S. Treaty. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the U.S. Treaty. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the U.S. Treaty and related compliance requirements based on their particular circumstances.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) on Offered Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the U.S. Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder who is the beneficial owner of the dividends is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the U.S. Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition (or deemed disposition) of an Offered Share, and may not recognize any capital loss realized therefrom, unless the Offered Shares constitute (or are deemed to constitute) “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI) at the time of the disposition.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE American) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute taxable Canadian property in their own particular circumstances.

If the Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI).

If a Non-Resident Holder disposes (or is deemed to have disposed of) Offered Shares that are taxable Canadian property of a Non-Resident Holder and are not “treaty-protected property”, as defined in the Tax Act, of the Non-Resident Holder at the time of disposition (or deemed disposition) and that Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences above under “Holders Resident in Canada – Disposition of Offered Shares” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder contemplating a disposition of Offered Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition regarding the tax and compliance considerations that may be relevant.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS may take a position that is different from, and contrary to, the positions described in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations (“Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty and U.S. court decisions as in effect as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (k) are subject to the alternative minimum tax; (l) are U.S. expatriates or former long-term residents of the United States; (m) are subject to special tax accounting rules; or (n) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company (including any Canadian tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Company with respect to Offered Shares will be treated as a taxable dividend for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations under the Code with respect to dividends received from U.S. corporations.

Subject to the PFIC rules discussed below, and subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the U.S. Treaty meets these requirements, and the Company believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Offered Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that the Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not be eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates and to additional rules described below under “Passive Foreign Investment Company Rules.”

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Offered Shares sold or otherwise disposed of. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the applicable Offered Shares for more than one year. For non-corporate U.S. Holders, long-term capital gains are currently subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” (a “PFIC”) at any time during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares.

To the knowledge of the Company, the Company was classified as a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will be PFIC for its current tax year. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, some of which may be subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder is urged to consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person”, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the rules discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, in each case as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally is the portion of any actual or constructive distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a U.S. Holder’s holding period for Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for the preferential tax rates on dividends discussed above). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. If the Company is a PFIC for any tax year during which a U.S. Holder (who does not make certain elections further discussed below) holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed earlier in this paragraph) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences, including the QEF Election and Mark-to-Market Election, as defined below, such elections are available in limited circumstances and must be made in a timely manner.

QEF Election

A U.S. Holder that makes a “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for the first tax year in which the Company is a PFIC during such U.S. Holder’s holding period generally will not be subject to the rules discussed above with respect to its Offered Shares. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. Holders should not expect that they will receive cash distributions sufficient to cover their U.S. tax liability with respect to such QEF income inclusions.

The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of a PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. Holder may over time be taxed on amounts that as an economic matter exceed the Company’s net profits.

A U.S. Holder’s tax basis in Offered Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be eligible for the preferential tax rates on dividends discussed above. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed.

For any year that the Company qualifies as a PFIC, the Company expects to make available to U.S. Holders a PFIC Annual Information Statement as described in applicable Treasury Regulations and to permit a U.S. Holder to maintain a QEF Election with regard to the Company. The Company may elect to provide such information on its website. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. If the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make or maintain a QEF Election and will continue to be subject to the rules discussed above that apply to U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

Alternatively, a U.S. Holder may make a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. The Mark-to-Market Election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Offered Shares are listed on the NYSE American, which is an established securities market in the United States. Consequently, if the Offered Shares continue to be listed on the NYSE American and are regularly traded, the Company expects that the Mark-to-Market Election would be available to a U.S. Holder that holds Offered Shares. The Company expects the TSX, on which the Offered Shares are also listed, to be a qualified exchange, but there can be no assurance in this regard because the IRS has not identified specific non-U.S. exchanges as qualified for these purposes. The Offered Shares are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (a) include as ordinary income for each taxable year that the Company is a PFIC the excess, if any, of the fair market value of Offered Shares held at the end of the taxable year over the adjusted tax basis of such Offered Shares and (b) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of Offered Shares over the fair market value of such Offered Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the Mark-to-Market Election. The U.S. Holder’s adjusted tax basis in Offered Shares would be adjusted to reflect any income or loss resulting from the Mark-to-Market Election. If a U.S. Holder makes a Mark-to-Market Election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, such U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a Mark-to-Market Election, any gain such U.S. Holder recognizes upon the sale or other disposition of Offered Shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. If a U.S. Holder makes a Mark-to-Market Election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the Offered Shares are no longer treated as marketable stock or the IRS consents to the revocation of the election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of Offered Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use foreign tax credits arising from Canadian tax imposed on the sale, exchange or other taxable disposition of Offered Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise. Certain U.S. Holders that are eligible for the benefits of the U.S. Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Offered Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of development. Before making an investment decision, prospective purchasers of Offered Shares should carefully consider the information described in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Offered Shares, including the factors described below and under the heading “Risk Factors” in the Annual Information Form and any other risk factors described herein or in a document incorporated by reference herein or in the Base Shelf Prospectus, which investors should carefully consider before investing. Some of the factors described herein, in the documents incorporated by reference in this Prospectus Supplement and/or the Base Shelf Prospectus are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, the Annual MD&A, in another document incorporated by reference herein or in the Base Shelf Prospectus occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operation. The Company cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, the Annual MD&A, in the other documents incorporated by reference herein or in the Base Shelf Prospectus or other unforeseen risks.

All statements regarding the Company’s business should be viewed in light of these risk factors. Investors should consider carefully whether investment in the Offered Shares is suitable for them in light of the information in this Prospectus Supplement and in the documents incorporated by reference and their personal circumstances. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, the Company’s business, financial position, results and/or future operations may be materially affected. Additional risks and uncertainties not presently known to the Company, or which the Company currently deems not to be material, may also have an adverse effect upon the Company and the Offered Shares.

Risks Related to the Offering

No Certainty Regarding Net Proceeds to the Company

There is no certainty that gross proceeds of $50,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. Investors should carefully consider the risk factors described below and under the heading “Risk Factors” in the Base Shelf Prospectus and the Annual Information Form.

Discretion in Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering, if any, as described under “Use of Proceeds”. However, management will have discretion in the actual application of the net proceeds and may elect to allocate net proceeds, if any, differently from that described under “Use of Proceeds” if they believe it would be in the Company’s best interests to do so. Accordingly, although such allocations are based on the current expectation of management of the Company, there may be circumstances where for sound business reasons, a reallocation of funds may be necessary. Investors may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE American. Investors may not be able to sell their Offered Shares quickly or at the latest market price if trading in the Common Shares is not active.

Acquisition of Offered Shares at Different Prices

Investors who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Offered Share sales made at prices lower than the prices they paid.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period; downward revision in securities analysts’ estimates; adverse changes in general market conditions or economic trends; changes in the economic performance or market valuations of companies in the industry in which the Company operates; addition or departure of the Company’s executive officers, directors and other key personnel and consultants; release or expiration of transfer restrictions on outstanding Common Shares; sales or perceived sales of additional shares; regulatory changes affecting the Company’s industry generally and its business both domestically and abroad; announcements of developments and other material events by the Company or its competitors, fluctuations in the cost of vital production materials and services; changes in global financial markets, global economies, general market conditions, interest rates and volatility in the price of the Company’s products which may be impacted by a variety of factors; fluctuations in the price of Common Shares that cause short sellers to enter the market; the sentiment of retail investors (including as may be expressed on financial trading and other social media sites); significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; operating and share price performance of other companies that purchasers deem comparable to the Company or from a lack of market comparable companies; or news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Negative Operating Cash Flow and Dependence on Third-Party Financing

Given that the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for the years ended December 31, 2025 and 2024. The Company has no history of earnings or a return on investment, and there is no assurance that any of its properties or any business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. As a result, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties. Accordingly, the amount and timing of capital expenditures and the Company’s ability to conduct further exploration activities at its properties depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Larocque East Property and the Tony M Mine, or require the Company to sell one or more of its properties.

Furthermore, additional financing may not be available when needed, or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders of the Company. The Company’s access to third-party financing depends on a number factors, including the price of uranium, the results of ongoing exploration and development, any economic or other analysis performed with respect the Company’s properties, a significant event disrupting the Company’s business or the uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition, prospects and outlook.

Additional Financing

The continued development of the Company may require additional financing. There is no guarantee that the Company will be able to achieve its business objectives without additional financing. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, any debt financings may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions or the disposition of assets. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Dilutive Effects on Holders of Common Shares

The issuance of the Offered Shares in connection with the Offering may have a dilutive effect on the existing holders of Common Shares. The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options and other outstanding convertible securities and obligations. Furthermore, the Company may complete additional corporate and property acquisitions pursuant to which it may issue Common Shares or other equity as partial or full consideration for such acquisitions.

Dividends

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the foreseeable future. The payment of future dividends, if any, will be reviewed periodically by the board of directors of IsoEnergy (the “IsoEnergy Board”) and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the IsoEnergy Board may consider appropriate in the circumstances.

Passive Foreign Investment Company

The Company believes it was classified as a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will be PFIC for its current tax year. If the Company has been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as that term is defined in the section entitled “Certain United States Federal Income Tax Considerations”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. The Company’s PFIC status for any taxable year will not be determinable until after the end of such taxable year. For any year that the Company qualifies as a PFIC, the Company expects to make available to U.S. Holders a PFIC annual information statement in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that the Company will timely provide such required information. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the PFIC rules, and certain elections that may be available to U.S. Holders, see the discussion in the section entitled “Certain United States Federal Income Tax Considerations.”

LEGAL MATTERS

The issue and sale of the Offered Shares will be passed upon for the Company as to matters of Canadian law by Cassels Brock & Blackwell LLP and as to matters of U.S. law by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on behalf of the Agents by Borden Ladner Gervais LLP with respect to Canadian legal matters and Duane Morris LLP with respect to U.S. legal matters.

As at the date of this Prospectus Supplement, the partners and associates of Cassels Brock & Blackwell LLP and Borden Ladner Gervais LLP, each as a group, beneficially own, directly and indirectly, less than 1% or no securities of IsoEnergy.

AUDITOR AND TRANSFER AGENT

The auditors of the Company are KPMG LLP, Chartered Professional Accountants (“KPMG”), 11th Floor at 777 Dunsmuir St., Vancouver, British Columbia, V7Y 1K3, Canada. KPMG has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. The United States co-agent for the Common Shares in the United States is Computershare Trust Company, N.A.

INTERESTS OF EXPERTS

Mark B. Mathisen, C.P.G. of SLR is a “qualified person” (as defined in NI 43-101) and has been responsible for preparing the Larocque East Technical Report and has reviewed and approved the technical information related to the Larocque East Property contained or incorporated by reference in this Prospectus Supplement, other than the disclosure regarding the updates on the recommended work program and details of the work programs completed during 2023, 2024 and 2025 and the exploration and development plan that IsoEnergy is planning and currently executing on the Larocque East Property included in the Annual Information Form under the heading “The Larocque East Property – Exploration, Development and Production”.

Dan Brisbin, P.Geo., PhD, IsoEnergy’s Vice President, Exploration, is a “qualified person” (as defined in NI 43-101) and has reviewed and approved the information regarding the updates on the recommended work program and the work programs completed during 2023, 2024 and 2025 and the exploration and development plan that IsoEnergy is planning and currently executing on the Larocque East Property included in the Annual Information Form under the heading “The Larocque East Property – Exploration, Development and Production”.

Mark B. Mathisen, C.P.G. of SLR is a “qualified person” (as defined in NI 43-101) and has been responsible for preparing the Tony M Technical Report and has reviewed and approved the technical information related to the Tony M Mine contained or incorporated by reference in this Prospectus Supplement, other than the disclosure regarding the updates on the recommended work program and details of the work programs completed in 2023, 2024 and 2025 and the proposed 2026 work program on the Tony M Mine included in the Annual Information Form under the heading “The Tony M Mine – Exploration, Development and Production”.

Dean T. Wilton, PG, CPG, MAIG, a consultant of IsoEnergy, is a “qualified person” (as defined in NI 43-101) and has reviewed and approved the information regarding the updates on the recommended work program and details of the work programs completed in 2023, 2024 and 2025 and the proposed 2026 work program on the Tony M Mine included in the Annual Information Form under the heading “The Tony M Mine – Exploration, Development and Production”.

The aforementioned firms or persons held either less than 1% or no securities of the Company or of any associate or affiliate of the Company when they rendered services or prepared the reports referred to, as applicable, or following the rendering of services or preparation of such reports, as applicable, and either did not receive any or received less than 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is a corporation existing under the laws of the Province of Ontario, Canada. A majority of the assets of the Company are located outside of the United States and a majority of the directors and officers of the Company and some of the experts named in this Prospectus Supplement and the Base Shelf Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. The Company has filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving it in a U.S. court arising out of or related to or concerning the offering of securities under the Base Shelf Prospectus, including pursuant to this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering

January 13, 2026

IsoEnergy Ltd.

$250,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

This short form base shelf prospectus (this “Prospectus”) relates to the offering for sale by IsoEnergy Ltd. (the “Company” or “IsoEnergy”) during the 25-month period that this Prospectus, including any amendments thereto, remains valid, of up to $250,000,000 in the aggregate of: (i) common shares (“Common Shares”) of the Company; (ii) warrants (“Warrants”) to purchase other Securities (as defined herein); (iii) units (“Units”) comprised of one or more of the other Securities; (iv) senior and subordinated unsecured debt securities (collectively, “Debt Securities”), including debt securities convertible or exchangeable into other securities of the Company; and (v) subscription receipts (“Subscription Receipts” and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement (“Prospectus Supplement”) to this Prospectus.

All information permitted, under applicable laws, to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to the Prospectus. This Prospectus may not be used to offer or sell securities without the Prospectus Supplement which includes a description of the method and terms of that offering.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The specific terms of any Securities offered will be described in a Prospectus Supplement, including: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinate, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; and (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Securities may be sold through underwriters or dealers, directly by us pursuant to applicable statutory exemptions, or through designated agents from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds to us and any other material terms of the plan of distribution. Certain of the Company’s securityholders (each a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. The Prospectus Supplement relating to a particular offering of Securities by a Selling Securityholder will include all disclosure regarding the Selling Securityholders required under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”), including the identity of the anticipated Selling Securityholders, their country of residence, and the types and numbers of Securities it anticipates will be sold by the Selling Securityholder. If a Selling Securityholder resides or is incorporated or organized outside of Canada, the Company will file a non-issuer’s submission to jurisdiction form of the Selling Securityholder with the corresponding Prospectus Supplement.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, including sales made directly on the Toronto Stock Exchange (the “TSX”), the NYSE American LLC (the “NYSE American”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” as defined in Canadian National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators. This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), EURIBOR, or a United States federal funds rate.

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution” (as defined in NI 44-102), the underwriters, dealers, or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. A purchaser who acquires Securities forming part of the underwriters’ or dealers’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The Company’s outstanding Common Shares are traded on the TSX under the symbol “ISO” and on the NYSE American under the symbol “ISOU”. On January 12, 2026, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $15.47 and on the NYSE American was US$11.15.

Unless specified in the applicable Prospectus Supplement, the Warrants, Units, Debt Securities and Subscription Receipts will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Units, Debt Securities and Subscription Receipts may be sold and purchasers may not be able to resell the Warrants, Units, Debt Securities and Subscription Receipts purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Warrants, Units, Debt Securities and Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, Units, Debt Securities and Subscription Receipts and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus.

The Company is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company has prepared its financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is organized under the laws of Ontario, Canada, that some or all of its officers and directors are not residents of the United States, that some or all of the experts named in this Prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforcement of Certain Civil Liabilities”.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The Company will file, with the (final) Prospectus, an undertaking with each of the securities regulatory authorities in each of the provinces and territories of Canada that it will not distribute Securities pursuant to this Prospectus, as it may be supplemented or amended, that at the time of distribution, are “novel” (as such term is defined in NI 44-102), including specified derivatives, novel asset-backed securities, or Warrants that are convertible into or exchange or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

Leigh Curyer and Chrisopher McFadden, each a director of the Company, and Dean T. Wilton and Mark B. Mathisen, each a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), reside outside of Canada. Each of Leigh Curyer, Chrisopher McFadden and Dean T. Wilton have appointed IsoEnergy, 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, as their agent for service of process in Canada. Mark B. Mathisen has appointed SLR Consulting (Canada) Ltd., 55 University Ave., Suite 501 Toronto, Ontario M5J 2H7, as his agent for service of process in Canada. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process, see “Risk Factors”.

In this Prospectus, references to the “Company”, “we”, “us” and “our” refers to IsoEnergy Ltd. and/or, as applicable, its subsidiaries. The Company’s head office and registered office is located at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2.

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GENERAL MATTERS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information and the Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents contained or incorporated by reference herein and therein is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery or of any sale of the Securities. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

The distribution or possession of this Prospectus in or from certain jurisdictions may be restricted by law. This Prospectus is not an offer to sell the Securities and is not soliciting an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

In this Prospectus, references to “$” are to Canadian dollars and references to “US$” are to United States dollars.

A registration statement on Form F-10 will be filed by the Company with the Securities and Exchange Commission (the “SEC”) in respect of the offering of Securities (the “Registration Statement”). The Registration Statement, of which this Prospectus constitutes a part, contains additional information not included in this Prospectus, certain items of which are contained in the exhibits to such Registration Statement, pursuant to the rules and regulations of the SEC. Under the Registration Statement, the Company may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $250,000,000. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. Investors in the United States should also refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities legislation (collectively, “forward-looking information”). Forward-looking information is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “believe”, “likely”, “may”, “would”, “will”, “could”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate”, “project”, “continue”, “plan”, “aim” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The Company has based this forward-looking information on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, as the case may be. Such forward-looking information is made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document.

Forward-looking information in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to: the Company’s future prospects and outlook; the Company’s planned exploration and development activities and the anticipated success of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Larocque East Property (as defined herein) and the Tony M Mine (as defined herein); the Company’s results of operations, performance and business developments; the ability of the Company to achieve commercial production at any of its mineral properties; contingent payments that the Company may be required to make in the future including potential issuances of Common Shares in connection therewith; compliance with environmental protection requirements and the implementation of policies and other measures to ensure compliance with social and environmental mandates; the future price of uranium; regulation of the nuclear energy industry; government regulation of mining operations and environmental risks; the Company’s plan to acquire uranium projects in Australia, Canada and the United States; the closing of the Toro Scheme; certain statements relating to “flow-through shares” as defined in the Income Tax Act (Canada), and the tax considerations relating thereto; prospects for the development of the Company’s current and future uranium projects; the Company’s exercise of various options to purchase mineral properties; the Company’s expectations regarding the announcement of results from its drill program; the Company’s results of operations, performance and business developments; the ability of the Company to achieve commercial production at any of its mineral properties; contingent payments that the Company may be required to make in the future; issuances of Common Shares that the Company may be required to make in the future, compliance with environmental protection requirements and the implementation of policies and other measures to ensure compliance with social and environmental mandates; the future price of uranium; the competitive and business strategies of the Company; the Company’s anticipated operating cash requirements and future financing needs; the anticipated future gross revenues and profit margins of the Company’s operations; the Company’s expectations regarding its revenue, expenses and operations; the Company’s intention to maximize the utilization of the Company’s existing assets and investments; the applicable laws, regulations and any amendments thereof; expectations with respect to the renewal and/or extension of the Company’s permits and licences; ability to successfully leverage current and future strategic partnerships and alliances; the Company’s ability to continue to attract, develop, motivate and retain personnel; anticipated labour and material costs; the Company’s competitive condition and expectations regarding competition, including pricing and demand expectations and the regulatory environment in which the Company operates; anticipated trends and challenges in the Company’s business and the markets and jurisdictions in which the Company operates; and other events or conditions that may occur in the future.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the Company having no history of mineral production; negative operating cash flow and dependence on third-party financing; the price of uranium; public acceptance of nuclear energy; regulatory factors and international trade restrictions; uranium competing with other viable energy sources; mineral tenure risks; risks related to acquisitions and integration; risks related to option agreements that the Company may enter into; exploration, development and operating risks; risks associated with the uncertainty of exploration results and estimates and that the mineral resource potential will be achieved on exploration projects; no mineral reserves; permitting risks; risks related to there being a limited number of potential customers for the Company’s products; risks related to the economics of developing mineral properties and the development of new mines; health, safety and environmental risks and hazards; foreign operations and political risks; risks related to significant shareholders; risks related to the market price of the Common Shares; risks related to the Company’s operations in the State of Virginia; risks related to community relations; risks related to First Nations title claims and Aboriginal heritage issues; risks related to non-governmental organizations; the availability and costs of infrastructure, energy and other commodities; insurance and uninsured risks; competition risks; risks associated with tax matters; risks related to foreign mining tax regimes; risks relating to potential litigation; nature and climatic conditions, and risks related to changes in climatic conditions due to climate change; information technology risks; risks relating to the dependence of the Company on outside parties and key management personnel; conflicts of interest; risks related to disclosure and internal controls; risks related to global financial conditions.

Readers are cautioned that the above list of factors is not exhaustive. A number of other factors could cause actual events, performance or results to differ materially from what is projected in forward-looking information. For additional risk factors that could cause results to differ materially from forward-looking information, see the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form (as defined herein) and in the Annual MD&A (as defined herein) filed with the securities regulators and available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca. The purpose of forward-looking information is to provide the reader with a description of management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition, and such forward-looking information may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Prospectus or in any document incorporated by reference herein. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct. Investors are cautioned not to put undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking information contained in this Prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus, including the Annual Information Form (as defined herein), and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

TECHNICAL INFORMATION

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to a “shelf prospectus supplement”.

This Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Prospectus may not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.

MARKETING MATERIALS

Any template version of marketing materials (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) that are utilized in connection with the distribution of Securities will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca. In the event that such marketing materials are filed after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the CFO of the Company at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2, telephone (306) 653-6255, and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca. The filings of the Company through SEDAR+ are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec (the “Canadian Securities Authorities”), are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2024 dated February 27, 2025 (the “Annual Information Form”);

(b)	the amended audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023, and related notes thereto, together with the independent auditors’ report thereon;

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2024 and 2023 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2025 and 2024 and related notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2025 and 2024;

(f)	the Company’s management information circular dated May 9, 2025 in respect of the annual general meeting of shareholders of the Company held on June 25, 2025;

(g)	the material change report of the Company dated January 24, 2025 relating to the termination of the arrangement with Anfield Energy Inc.;

(h)	the material change report of the Company dated February 14, 2025 relating to the announcement of the February Offering and the Concurrent Private Placement (each as defined herein);

(i)	the material change report of the Company dated March 5, 2025 relating to the closing of the February Offering and the Concurrent Private Placement;

(j)	the material change report of the Company dated March 24, 2025 relating to the Consolidation (as defined herein); and

(k)	the material change report of the Company dated June 25, 2025 relating to the announcement and closing of the June Offering (as defined herein).

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 filed by the Company with the Canadian Securities Authorities and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada after the date of this Prospectus and prior to the date that is 25 months from the date of the (final) Prospectus shall be deemed to be incorporated by reference into the Prospectus. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Documents that the Company files with, or furnishes to, the SEC or similar authorities in Canada which are in the Company’s reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case on or after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document. The Company’s current reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with the Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into the Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon filing of a new annual information form and related annual consolidated financial statements with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, including all amendments thereto, the previous annual financial statements and all unaudited condensed consolidated interim financial statements (and related management’s discussion and analysis in the interim reports for such periods), material change reports and management information circulars filed prior to the commencement of the fiscal year in which the new annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the Registration Statement on Form F-10 of which this Prospectus will form a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Company’s directors and officers, as applicable; (iii) the consent of KPMG LLP; and (iv) the consent of each expert listed in the exhibit index of the Registration Statement. A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE COMPANY

General

The Company was formed by way of an amalgamation completed on October 12, 2016 between a company also called “IsoEnergy Ltd.” (“Old IsoEnergy”) and 1089338 B.C. Ltd. (then a wholly owned subsidiary of NexGen Energy Ltd. (“NexGen”)), pursuant to section 269 of the Business Corporations Act (British Columbia) (“BCBCA”).

Old IsoEnergy was incorporated on February 2, 2016 under the BCBCA as a wholly-owned subsidiary of NexGen to acquire certain exploration assets of NexGen. NexGen is a Canadian based uranium exploration company focused on the advancement of its Rook 1 Project in the Athabasca Basin, Saskatchewan. As of the date hereof, NexGen holds approximately 32.8% of the outstanding Common Shares of IsoEnergy.

On December 5, 2023, the Company completed the acquisition of all of the issued and outstanding shares of Consolidated Uranium Inc. not already held by IsoEnergy pursuant to a plan of arrangement (the “CUR Arrangement”) under the Business Corporations Act (Ontario). As a result of the CUR Arrangement, Consolidated Uranium Inc. became a wholly-owned subsidiary of IsoEnergy.

Effective June 20, 2024, the Company filed articles of continuance to continue from the Province of British Columbia into the Province of Ontario. Shareholders of the Company (“IsoEnergy Shareholders”) approved the continuance at the Company’s annual general and special meeting of shareholders held on May 22, 2024.

Effective on March 20, 2025, the Company filed articles of amendment to effect the consolidation (the “Consolidation”) of the issued and outstanding Common Shares of the Company on the basis of one post-Consolidation Common Share for every four pre-Consolidation Common Shares. The Consolidation was approved at the special meeting of shareholders of the Company held on December 3, 2024.

Intercorporate Relationships

The following table sets out the corporate group of the Company as of the date of this Prospectus, including the governing jurisdiction of each entity:

Summary of the Business

IsoEnergy is a globally diversified uranium company with near-term production, development and exploration projects in top-tier jurisdictions, anchored by the world’s highest grade published indicated uranium resource (based on publicly available information), located in Canada’s Athabasca Basin and fully-permitted, conventional uranium mines in the U.S. ready for restart. The principal business activity of IsoEnergy has been, and continues to be, the acquisition, exploration and evaluation of uranium mineral properties.

The Company has acquired uranium projects in Canada, the United States and Australia, many with significant past expenditures and attractive characteristics for development.

The Company’s portfolio includes, among others: (i) the Larocque East property, located in Saskatchewan, Canada (the “Larocque East Property”); (ii) the Hawk property, located in Saskatchewan, Canada; (iii) the East Rim project, located in Saskatchewan, Canada; (iv) the Tony M mine, located in Utah, USA (the “Tony M Mine”); (v) the Daneros mine, located in Utah, USA; (vi) the RIM mine, located in Utah, USA; (vii) the Sage plain property located in Utah, USA; (viii) the Coles Hill project located in Virginia, USA; (ix) the Matoush project located in Quebec, Canada; (x) the Dieter Lake project located in Quebec, Canada; (xi) the Milo Uranium, Copper, Gold, Rare Earth project located in Australia; (xii) the Ben Lomond uranium project located in Australia; (xiii) the Queensland projects, located in Australia; and (xiv) the Yarranna uranium project, located in Australia. In addition, through a joint venture with Purepoint Uranium Group Inc., the Company owns a 50% interest in 10 uranium projects spanning over 98,000 hectares in the eastern Athabasca Basin, located in Saskatchewan, Canada.

As of the date of this Prospctus, the Company has obtained all requisite licences, permits and/or regulatory approvals for its operations as currently conducted and such licences, permits or regulatory approvals are in good standing. The Company has not yet obtained all requisite licences, permits and/or regulatory approvals that may be required for potential future activities and expects to apply for and obtain such licences, permits and/or regulatory approvals as and when required. See “Risk Factors”.

The Company’s current material properties are the Larocque East Property and the Tony M Mine, each of which is the subject of a technical report prepared in accordance with NI 43-101. The NI 43-101 technical report in respect of the Larocque East Property is entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada”, as amended, dated August 4, 2022, with an effective date of July 8, 2022 (the “Larocque East Technical Report”), authored by Mr. Mark B. Mathisen, C.P.G., of SLR Consulting (Canada) Ltd. (“SLR”). The NI 43-101 technical report in respect of the Tony M Mine is entitled “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” dated December 8, 2022 with an effective date of September 9, 2022 (the “Tony M Technical Report”), authored by Mark B. Mathisen, C.P.G. of SLR. The Larocque East Technical Report and the Tony M Technical Report are available under the Company’s profile on SEDAR+.

For a more detailed description of the business of the Company, including with respect to the Company’s material mineral properties, prospective investors should refer to the Company’s Annual Information Form and other documents incorporated by reference into this Prospectus and available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Recent Developments

On February 28, 2025, the Company closed a bought deal financing (the “February Offering”), pursuant to which the Company sold 5,335,300 pre-Consolidation federal flow-through Common Shares (“Premium FT Shares”) that qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) and were sold on a flow-through basis at an offer price of $3.75 per Premium FT Share, for aggregate gross proceeds of $20,007,375, which includes the full exercise of the over-allotment option by the underwriters. Concurrently, the Company also closed a non-brokered private placement (the “Concurrent Private Placement”) pursuant to which the Company issued 2,500,000 pre-Consolidation Common Shares (which for greater certainty will not qualify as “flow-through shares”) at a price of $2.50 per Common Share with NexGen Energy Ltd. for aggregate gross proceeds of $6,250,000.

On March 19, 2025, IsoEnergy announced that the Board of Directors of the Company approved the Consolidation on the basis of one post-Consolidation Common Share for every four pre-Consolidation Common Shares. The Consolidation became effective on March 20, 2025, with the post-Consolidation Common Shares commencing trading on the TSX at market open on March 24, 2025. The Consolidation was implemented in connection with the Company’s application to list its Common Shares on the NYSE American.

On May 5, 2025, the Common Shares commenced trading on the NYSE American under the symbol “ISOU”. The Common Shares remain listed on the TSX under the symbol “ISO”.

On May 30, 2025, the Company entered into an equity distribution agreement (the “Distribution Agreement”) with Virtu Canada Corp. (the “Canadian Agent”) and Virtu Americas LLC (together with the Canadian Agent, the “Agents”), pursuant to which the Company may distribute up to $75,000,000 (or its equivalent in other currencies) of Common Shares from time to time through the Agents (the “ATM Program”). Any Common Shares sold through the ATM Program will be sold (i) through ordinary brokers’ transactions on the NYSE American or another U.S. “marketplace”, as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”), (ii) through ordinary brokers’ transactions on the TSX that constitute “at-the-market distributions” as defined in NI 44-102, (iii) on another Canadian “marketplace”, as such term is defined in NI 21-101, upon which the Common Shares are listed, quoted or otherwise traded, or (iv) otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The volume and timing of sales under the ATM Program, if any, will be determined at the Company’s sole discretion and in accordance with the terms of the Distribution Agreement.

On June 24, 2025, the Company closed a bought deal financing (the “June Offering”), pursuant to which the Company sold 5,121,500 Common Shares at a price of $10.00 per Common Share for gross proceeds of $51,215,000, which included the partial exercise of the over-allotment option by the underwriters.

On October 12, 2025, the Company entered into a scheme implementation deed (the “SID”) with Toro Energy Ltd. (“Toro”) pursuant to which, among other things, the Company agreed to acquire all of the issued and outstanding ordinary shares of Toro (the “Toro Shares”) by way of a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Scheme”). Under the terms of the SID, shareholders of Toro Energy will receive 0.036 of a Common Share for each Toro Share held on the Scheme record date. Following the completion of the Scheme, the Common Shares will continue to trade on the TSX and NYSE American and the Toro Shares will be delisted from the Australian Stock Exchange (the “ASX”). Completion of the Scheme is subject to various conditions, including, but not limited to, the approval of Toro shareholders, court approval, certain regulatory approvals, approval by the ASX and TSX and authorization of the NYSE American.

See “Recent Developments” in the Company’s Annual Information Form.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Company’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since September 30, 2025, the date of the Company’s Interim Financial Statements.

USE OF PROCEEDS

While the details with respect to any offering of Securities and the related use of proceeds are not known at this time, unless otherwise specified in a Prospectus Supplement, the Company anticipates that the net proceeds from the sale of the Securities may used to fund, among other things, (i) accelerated drilling programs at one or more of the Company’s properties in the event of positive exploration results, (ii) commissioning and completion of economic studies on one or more of the Company’s material properties, (iii) the potential purchase of equipment, including a mining fleet and ore transportation trucks, for use at the Company’s projects in Utah, (iv) potential acquisitions and acquisition-related costs, and (v) general working capital purposes. Particulars with respect to the net proceeds to the Company from any offering of Securities, the proposed use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

Although the Company regularly engages in discussions with potential counterparties with respect to potential transactions, as of the date of this Prospectus, the Company does not have any planned acquisitions that would meet the definition of a “probable” acquisition pursuant to 10.2(2) of Form 44-101F1.

While detailed information with respect to the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities. The Company may, from time to time, issue securities other than pursuant to this Prospectus. See “Risk Factors”.

The Company has not, to date, generated positive cash flow from operating activities. The Company had negative operating cash flow for the year ended December 31, 2024 and the three and nine-month period ended September 30, 2025. Although the Company anticipates it will have positive cash flow from operating activities in future periods, the Company cannot guarantee it will generate positive cash flow from operating activities in future periods. To the extent that the Company has negative cash flow in any future period, the Company may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company expects that the current working capital will be sufficient to fund current operations and capital requirements for the next 12 months. The Company’s expectations regarding sufficient financial resources to fund the Company’s planned operations and cash requirements for at least 12 months following the date of this Prospectus is based on expectations and assumptions that reflect management’s intended courses of action for the Company and current expectations for the period covered, given management’s judgment as to the most probable set of conditions. These expectations and assumptions, although considered reasonable by management at the date of this Prospectus, may prove to be incorrect and may not materialize as expected. Subsequent to the date of this Prospectus, events and circumstances may occur that were unanticipated or that otherwise impact actual results. Accordingly, there is a significant risk that actual results achieved for this 12 month period will vary from the expected results and that such variations may be material. There is no representation that actual results achieved during this period will be the same in whole or in part as those that are currently expected. Important factors that could cause actual results to vary materially from the anticipated results include those disclosed under “Risk Factors”. See “Risk Factors – Negative Operating Cash Flow and Dependence on Third-Party Financing”.

PLAN OF DISTRIBUTION

General

The Company may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $250,000,000 in Securities hereunder.

The Securities may be sold by us (i) directly pursuant to applicable statutory exemptions, (ii) to or through underwriters or dealers, or (iii) through designated agents. The Prospectus Supplement relating to a particular offering of Securities will identify any underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the net proceeds to us and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with our Securities offered by that Prospectus Supplement. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities.

The Securities may be sold from time to time in one or more transactions at a fixed price prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation that they receive from the Company and any profit that they make on the resale of the Securities, may be deemed to be underwriting commissions.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, subject to applicable laws and other than an “at-the-market distribution” (as defined in NI 44-102), or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which are intended to stabilize, maintain or otherwise affect the market price of the offered Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Unless specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Units, Debt Securities, and Subscription Receipts may be sold and purchasers may not be able to resell the Warrants, Units, Debt Securities, and Subscription Receipts purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Warrants, Units, Debt Securities, and Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, Units, Debt Securities, and Subscription Receipts and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this Prospectus, there are an aggregate of 55,018,855 Common Shares issued and outstanding.

The holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors of the Company at its discretion from funds legally available therefor. In the event of any liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among holders of Common Shares for the purposes of winding-up its affairs, the holders of Common Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to the Common Shares, to receive on a pro rata basis the remaining property or assets of IsoEnergy available for distribution, after the payment of debts and other liabilities. The Common Shares do not carry any cumulative voting, pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

Common Shares may be sold separately or together with certain other Securities under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain other Securities qualified for issuance under this Prospectus.

Warrants

The following description sets forth certain general terms and provisions of Warrants for the purchase of Common Shares, Units, or Debt Securities that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be. Warrants may be issued at various times under one or more warrant indenture to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions after the Company has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the designation, number and terms of the Common Shares, Units or Debt Securities, as applicable, purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the date on which the right to exercise the Warrants will commence and the date on which such right will expire;

•	the exercise price of the Warrants;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Units, Debt Securities or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	the material Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

Units

The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security comprising such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included Security comprising part of such Unit). The Units may be offered separately or together with other Securities, as the case may be.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Units;

•	the price at which the Units will be offered;

•	the designation and terms of the Units and the Common Shares, Warrants and/or Debt Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Company will apply to list the Units on any exchange;

•	the material Canadian federal income tax consequences of owning the Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

Debt Securities

The Debt Securities will be senior or subordinated unsecured indebtedness of the Company as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of the Company, the subordinated Debt Securities will be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of the Company, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of the Company.

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be governed by a document called an “indenture”. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on a holder’s behalf as trustee of the Debt Securities offered, and the Company. The trustee has two main roles. First, subject to certain limitations on the extent to which the trustee can act, the trustee can enforce rights against the Company if it defaults on its obligations under the indenture. Second, the trustee performs certain administrative duties for the Company. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the applicable securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by the Company will be filed with securities regulatory authorities and will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates commonly known as CORRA (the Canadian Overnight Repo Rate Average), EURIBOR, or a United States federal funds rate.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture. The indentures will not limit the amount of Debt Securities that the Company may issue thereunder. The Company may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by the Board of Directors of the Company or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued, and information pertaining to earnings coverage ratios required by item 6.1 of Form 44-101F1. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. Those terms may include some or all of the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

•	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions;

•	the percentage of the principal amount at which such Debt Securities will be issued;

•	the date or dates on which such Debt Securities will mature;

•	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

•	the dates on which any such interest will be payable and the record dates for such payments;

•	any redemption term or terms under which such Debt Securities may be defeased;

•	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	the place or places where principal, premium and interest will be payable;

•	the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

•	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

•	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

•	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of Debt Securities to be due and payable;

•	governing law;

•	any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

•	if other than the Company or the trustee, the identity of each registrar and/or paying agent;

•	if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

•	if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

•	if the Debt Securities are to be convertible or exchangeable into other securities of the Company, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

•	any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Subscription Receipts

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units, Debt Securities, or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering or Subscription Receipts will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Subscription Receipts being offered;

•	the price at which such Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants, Units, Debt Securities, or any combination thereof to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Common Shares, Warrants, Units, Debt Securities, or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units, Debt Securities or any combination thereof to holders of such Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of such Subscription Receipts upon delivery of the Common Shares, Warrants, Units, Debt Securities or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase such Subscription Receipts in the open market by private agreement or otherwise;

•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

•	whether the Company will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether the Company will issue such Subscription Receipts as bearer securities, as registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants, Units, Debt Securities, or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list such Subscription Receipts on any exchange;

•	the material Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units, Debt Securities, or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

PRIOR SALES

Information in respect of the Common Shares that the Company issued within the previous 12 month period, including issuances of all securities convertible or exchangeable into Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

The outstanding Common Shares are currently traded on the TSX under the trading symbol “ISO” and on the NYSE American under the trading symbol “ISOU”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to the Prospectus.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described below and under the heading “Risk Factors” in the Annual Information Form and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operation. The Company cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks Related to an Offering of Securities

An Investment in the Securities is Speculative

An investment in the Securities and the Company’s prospects generally, are speculative due to the risky nature of its business and the present state of its development. Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading “Risk Factors” in the Annual Information Form.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of the Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances the net proceeds will be reallocated at the Company’s sole discretion.

Management will have discretion concerning the use of proceeds described in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Additional Financing

The continued development of the Company may require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, any debt financings may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions or the disposition of assets. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Company will require additional financing to fund its operations until positive cash flow is achieved, see “Risk Factors – Risks Related to an Offering of Securities – Negative Operating Cash Flow and Dependence on Third-Party Financing” and “Risk Factors – Risks Related to an Offering of Securities – Risks Related to Dilution”.

Market for Securities

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, such unlisted Securities may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such unlisted Securities purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period; downward revision in securities analysts’ estimates; adverse changes in general market conditions or economic trends; changes in the economic performance or market valuations of companies in the industry in which the Company operates; addition or departure of the Company’s executive officers, directors and other key personnel and consultants; release or expiration of transfer restrictions on outstanding Common Shares; sales or perceived sales of additional shares; regulatory changes affecting the Company’s industry generally and its business both domestically and abroad; announcements of developments and other material events by the Company or its competitors, fluctuations in the cost of vital production materials and services; changes in global financial markets, global economies, general market conditions, interest rates and volatility in the price of the Company’s products which may be impacted by a variety of factors; fluctuations in the price of Common Shares that cause short sellers to enter the market; the sentiment of retail investors (including as may be expressed on financial trading and other social media sites); significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; operating and share price performance of other companies that purchasers deem comparable to the Company or from a lack of market comparable companies; or news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Risks Related to Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options issued under the Company’s stock option plan, the vesting of restricted share units issued under the Company’s restricted share unit plan and upon the exercise of other outstanding convertible securities and obligations. Furthermore, the Company may complete additional corporate and property acquisitions pursuant to which it may issue Common Shares or other equity as partial or full consideration for such acquisitions.

Risks Related to the Business

Negative Operating Cash Flow and Dependence on Third-Party Financing

Given that the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for its financial year ended December 31, 2024 and the three and nine-month period ended September 30, 2025. The Company has no history of earnings or a return on investment, and there is no assurance that any of its properties or any business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. As a result, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties. Accordingly, the amount and timing of capital expenditures and the Company’s ability to conduct further exploration activities at its properties depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Larocque East Property and the Tony M Mine, or require the Company to sell one or more of its properties.

Furthermore, additional financing may not be available when needed, or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders of the Company. The Company’s access to third-party financing depends on a number factors, including the price of uranium, the results of ongoing exploration and development, any economic or other analysis performed with respect the Company’s properties, a significant event disrupting the Company’s business or the uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition, prospects and outlook.

The Company’s ability to pursue exploration, development and mining on its properties may be impacted by Indigenous rights, Indigenous claims to rights, laws and processes for the protection of those rights and interests, and government conduct in respect of Indigenous peoples

Effectively advancing exploration and mining operations within and outside of Canada is often dependent on addressing risk associated with the rights and interests of Indigenous peoples, and the Company is committed to working collaboratively with Indigenous peoples in respect of its projects, including for the purposes of effectively identifying and managing risk.  However, the Company does not control many of the factors that give rise to risk, including government conduct, internal pressures and ambitions within Indigenous communities, as well as changing political and legal frameworks for addressing the rights and interests of Indigenous peoples and engaging with Indigenous peoples.  In this context, no assurances can be given that material adverse consequences will not arise, including but not limited to: delays in receiving governmental approvals or rejections thereof, the imposition of onerous conditions, blockades or occupation of properties, legal challenges to the granting of governmental approvals, claims in tort alleging harm to rights, or the loss of the Company’s rights to lands and minerals, including in the context of a finding of Aboriginal title.

Evolving expectations related to human rights, Indigenous rights, and environmental protection may result in opposition to the development of the Company’s properties and may have a negative impact on the Company’s reputation and operations.

Risks relating to the Company’s ability to conduct exploration and future development and mining activities at its mineral properties in Saskatchewan

IsoEnergy’s properties are located within areas subject to First Nation treaty rights and asserted Aboriginal rights and title of the Métis, including an outstanding land claim that encompasses a large portion of northern Saskatchewan. The legal requirements associated with Aboriginal and treaty rights in Canada, including Aboriginal title and land claims, are complex and constantly evolving. The decision of the Supreme Court of Canada in Tsilhqot’in Nation v. British Columbia (2014 SCC 44) found that an extensive area within North-Central British Columbia had been established as Aboriginal title. In 2025, the Supreme Court of British Columbia found that hundreds of acres in southern Richmond, British Columbia had been established to be Aboriginal title lands, and that Land Title Act’s provision enshrining the indefeasibility of title did not apply to protect private interests from findings of Aboriginal title (the decision has been appealed).

The federal government has also taken steps to incorporate the United Nations Declaration on the Rights of Indigenous Peoples within the positive law of Canada through the United Nations Declaration on the Rights of Indigenous Peoples Act.  A ruling by the Federal Court, now under appeal, in Kebaowek First Nation v. Canadian Nuclear Laboratories, 2025 FC 319 concluded that the adoption of UNDRIP had altered existing legal principles, including by imposing a requirement to seek Indigenous consent in the context of nuclear waste storage within an Indigenous peoples’ traditional territory.

Developing and maintaining strong relationships with First Nations and Métis people is a matter of paramount importance to the Company.  However, there can be no assurance that Aboriginal and treaty rights claims and related consultation issues, including outstanding land claims, will not arise on or impact the Company’s mineral properties or the ability of the Company to operate within its properties. These legal requirements and the risk of Indigenous peoples’ opposition may increase the operating costs and affect the Company’s ability to carry on its business.

Climate change related risks

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires, and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees, contractors and/or local communities. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, including in the Athabasca Basin region, potentially affecting the Company’s winter exploration programs at certain of its material projects. Any such event could result in material economic harm to IsoEnergy.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and development activities may be unavoidable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on the Company’s financial condition or results of operations.

Enforcement of Foreign Judgements

Two directors of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.

Regulatory Factors and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside of the Company’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on the Company.

In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes), which are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India.

In particular, pursuant to an executive order, the United States has enacted significant import tariffs on trade and transactions with Canada and other trading partners. There is significant uncertainty surrounding further changes in governmental policy, particularly with respect to such trade policies, treaties and tariffs. These developments, and any similar further changes in governmental policy, may have a material adverse effect on global economic conditions and financial markets. The full economic impact of any such changes in governmental policy on the Company remains uncertain and is dependent on the severity and duration of the tariffs and any other measures imposed which, if prolonged, could increase costs and decrease demand for any minerals that may be extracted by the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of: (a) any legal proceedings to which the Company is a party, or to which any of the Company’s property is subject, which would be material to the Company or of any such proceedings being contemplated; (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision; and (c) any settlement agreements that the Company has entered into before a court relating to securities legislation or with a securities regulatory authority.

LEGAL MATTERS

Certain legal matters in connection with any offering under the Prospectus will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP with respect to matters of Canadian law and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of U.S. law. As at the date hereof, the partners and associates of Cassels Brock & Blackwell LLP beneficially own, directly and indirectly, in the aggregate, less than 1% of the Common Shares.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is a corporation existing under the laws of the Province of Ontario, Canada. A majority of the assets of the Company are located outside of the United States and a majority of the directors and officers of the Company and some of the experts named in this Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. The Company has filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving it in a U.S. court arising out of or related to or concerning the offering of securities under the Prospectus.

INTEREST OF EXPERTS

Mark B. Mathisen, C.P.G. of SLR is a “qualified person” (as defined in NI 43-101) and has been responsible for preparing the Larocque East Technical Report and has reviewed and approved the technical information related to the Larocque East Property contained or incorporated by reference in this Prospectus, other than the disclosure regarding the updates on the recommended work program and details of the exploration and development plan that the Company is planning and currently executing on the Larocque East Property included in the Annual Information Form under the heading “The Larocque East Property – Exploration, Development and Production”.

Dan Brisbin, P.Geo., PhD, IsoEnergy’s Vice President, Exploration, is a “qualified person” (as defined in NI 43-101) and has reviewed and approved the information regarding the updates on the recommended work program and details of the exploration and development plan that IsoEnergy is planning and currently executing on the Larocque East Property included in the Annual Information Form under the heading “The Larocque East Property – Exploration, Development and Production”.

Mark B. Mathisen, C.P.G. of SLR is a “qualified person” (as defined in NI 43-101) and has been responsible for preparing the Tony M Technical Report and has reviewed and approved the technical information related to Tony M Mine contained or incorporated by reference in this Prospectus, other than the disclosure regarding the updates on the recommended work program and details of the 2023 drill program and 2024 work program completed on the Tony M Mine, and proposed 2025 work program on the Tony M Mine included in the Annual Information Form under the heading “The Tony M Mine – Exploration, Development and Production”.

Dean T. Wilton, PG, CPG, MAIG, a consultant of IsoEnergy is a “qualified person” (as defined in NI 43-101) and has reviewed and approved the information regarding the updates on the recommended work program and details of the 2023 drill program completed on the Tony M Mine included in the Annual Information Form under the heading “The Tony M Mine – Exploration, Development and Production”.

The aforementioned firms or persons held either less than 1% or no securities of the Company or of any associate or affiliate of the Company when they rendered services or prepared the reports referred to, as applicable, or following the rendering of services or preparation of such reports, as applicable, and either did not receive any or received less than 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company.

KPMG LLP, is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

WHERE YOU CAN FIND MORE INFORMATION

In addition to the Company’s continuous disclosure obligations under the securities laws of each of the provinces and territories of Canada, the Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Any information filed with the SEC is electronically available on EDGAR, and may be accessed at www.sec.gov.

The Company will file with the SEC a Registration Statement under the U.S. Securities Act of 1933, as amended, with respect to the Securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. In connection with any offering of Securities, the Company will prepare a Prospectus Supplement that will contain specific information about the terms of such offering and the Prospectus Supplement will be delivered to purchasers of such Securities together with this Prospectus except in cases where an exemption from such delivery requirements is available. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated December 19, 2025, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.